No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF February 2008

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On February 6, 2008, The redesigned 2009 Acura RL luxury sedan made its world debut today at the Chicago Auto Show. Featuring bold, sleek exterior styling, an upgraded interior, advanced technologies and powerful new engine, the RL once again pushes the limits of performance, style, and luxury. The 2009 RL will go on-sale this spring at Acura dealerships nationwide.

Exhibit 2:

On February 11, 2008, Acura announced today it will debut the all-new 2009 Acura TSX sports sedan at the 2008 New York International Auto Show and released an exterior photo of the new model. Scheduled to go on-sale in the spring, the 2009 Acura TSX will be the second generation of Acura's popular entry level sedan and feature numerous advancements in performance, styling, technology and safety.

Exhibit 3:

On February 22, 2008, Honda Motor Co., Ltd., today announced management changes. (Ref.#C08-012)

Exhibit 4:

On February 26, 2008, Honda Motor Co., Ltd., today announced a summary of automobile production, Japan domestic sales, and export results for the month of January 2008. (Ref.#C08-014)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Fumihiko Ike
Fumihiko Ike
Managing Director Chief Operating Officer for Business Management Operation Honda Motor Co., Ltd.

Date: March 13, 2008

Redesigned 2009 Acura RL Debuts at Chicago Auto Show

Bold Styling, Larger Engine, and Improved Handling Help RL Raise The Luxury Performance Bar

CHICAGO, U.S.A., February 6, 2008– The redesigned 2009 Acura RL luxury sedan made its world debut today at the Chicago Auto Show. Featuring bold, sleek exterior styling, an upgraded interior, advanced technologies and powerful new engine, the RL once again pushes the limits of performance, style, and luxury. The 2009 RL will go on-sale this spring at Acura dealerships nationwide.

The 2009 RL furthers cutting edge technology with the addition of new high-tech items including AcuraLink® weather, AcuraLink®Traffic Rerouting™, XM® Note, Active Sound Control, and Bluetooth® Audio to an already robust list of features found on the previous RL. To enhance handling, new chassis technology abounds in the drivetrain in the form of an improved Super Handling All-Wheel Drive™ system, a revised steering system, upgraded coil springs, better performing shock absorbers, larger rear stabilizer bar, and more aggressive wheels and tires. Performance improves with the RL thanks to a new, larger 3.7-liter V-6 that incorporates the first ever SOHC use of VTEC® valvetrain actuation for both the intake and exhaust valves.

“RL represents the very best we have to offer in terms of engineering, technology, performance, luxury and safety”, said Dick Colliver, executive vice president, sales. “It’s designed for a new generation of performance-luxury buyers looking to travel more quickly, more efficiently and more connected to the world around them.”

For 2009, the RL will be offered in three different trim levels including RL, RL with Technology Package and RL with Technology Package Plus CMBS™. All RL’s receive a potent new 3.7-liter V-6 engine, Super Handling All-Wheel Drive™, a Bose® Surround Sound audio system, Bluetooth® HandsFreeLink® connectivity and a GPS-based solar-sensing climate control system. The Technology Package includes the satellite-linked Acura Navigation System with Voice Activation™ with rearview camera, AcuraLink® Real-time traffic, AcuraLink® weather, Traffic Rerouting™, a rear view back-up camera, Active Front Lighting System (AFS), ventilated front seats, and a wood/leather steering wheel and shift knob. The top RL package is the Technology Package with CMBS™ which also includes Acura’s acclaimed Collision Mitigation Braking System™ (CMBS™), Adaptive Cruise Control (ACC), and genuine wood instrument panel trim.

For details, please visit our website

http://world.honda.com/news/2008/c0802062009Acura-RL-Debuts/

All-New 2009 TSX to Debut at New York International Auto Show

TORRANCE, Calif., U.S.A., February 11, 2008– Acura announced today it will debut the all-new 2009 Acura TSX sports sedan at the 2008 New York International Auto Show and released an exterior photo of the new model. Scheduled to go on-sale in the spring, the 2009 Acura TSX will be the second generation of Acura’s popular entry level sedan and feature numerous advancements in performance, styling, technology and safety.

“The new 2009 TSX speaks clearly to the direction we are taking our Acura sedans in the future,” said Dick Colliver, executive vice president auto sales, “The TSX is a significant step in the advancement of our sedan lineup and the continued enhancement of the Acura brand.”

Acura unveiled the new 2009 RL at the Chicago Auto Show last week and also announced the company will introduce an-all new TL performance luxury sedan later this year.

The 2009 Acura TSX will be introduced during the New York International Auto Show media days which occur on March 19th and 20th.

Ref.#C08-012

Honda Announces Management Changes

Tokyo, February 22, 2008 — Honda Motor Co., Ltd., today announced management changes.

Changes in Board Members (Pending approval at this year’s regularly scheduled general shareholders’ meeting in June)

Name	New Title	Current Title
Shigeru TAKAGI	Senior Managing Director	Managing Director

Tetsuo IWAMURA	Senior Managing Director	Managing Director

Akio HAMADA	Senior Managing Director	Managing Officer

Masaya YAMASHITA	Managing Director	Operating Officer

Hiroshi SODA	Director	Operating Officer

Takuji YAMADA	Director	Operating Officer

Yoichi HOJO	Director	Operating Officer

Retiring Directors (To retire on the same day as this year’s regularly scheduled general shareholders’ meeting in June)

Minoru HARADA	Current title: Senior Managing Director

Satoshi TOSHIDA	Current title: Senior Managing Director

Koki HIRASHIMA	Current title: Senior Managing Director

Major Changes in responsibilities of board members (Effective as of April 1)

Name and Title	New responsibilities	Current responsibilities
Koichi KONDO Executive Vice President	Chief Operating Officer for Regional Sales Operations (Japan)	Chief Operating Officer for Regional Sales Operations (Japan), Chairman and Director of American Honda Motor Co., Inc.

Minoru HARADA Senior Managing Director	—	Chief Operating Officer for Motorcycle Operations

Satoshi TOSHIDA Senior Managing Director	—	Chief Operating Officer for Power Product Operations

Koki HIRASHIMA Senior Managing Director	—	Chief Operating Officer for Production Operations

Mikio YOSHIMI Senior Managing Director	Compliance Officer, General Supervisor for Government and Industrial Affairs	Chief Operating Officer for Business Support Operations, Chief Officer for Driving Safety Promotion Center, Compliance Officer, General Supervisor for Government and Industrial Affairs,

Toru ONDA Managing Director	—	Chief Operating Officer for Purchasing Operations

Tatsuhiro OYAMA Managing Director	Chief Operating Officer for Motorcycle Operations	Chief Operating Officer for Regional Operations (Asia and Oceania), President & Director of Asian Honda Motor Co., Ltd.

Fumihiko IKE Managing Director	Chief Operating Officer for Regional Operations (Asia and Oceania), President & Director of Asian Honda Motor Co., Ltd.	Chief Operating Officer for Business Management Operations

Changes in Operating Officers (Effective as of the date of this year’s regularly scheduled general shareholders’ meeting in June)

Name	New Title	Current Title
Hiroshi OSHIMA	Managing Officer	Operating Officer

Hidenobu IWATA	Managing Officer	Operating Officer

Major Changes in responsibilities of operating officers (effective as of April 1)

Name and Title	New responsibilities	Current responsibilities
Akio HAMADA Managing Officer	Chief Operating Officer for Production Operations	President and Director of Honda of America Mfg., Inc.

Manabu NISHIMAE Operating Officer	President and Director of Honda Canada Inc.	Deputy Chief Operating Officer for Regional Sales Operations (Japan)

Masaya YAMASHITA Operating Officer	Chief Operating Officer for Purchasing Operations	General Manager of Kumamoto Factory

Hiroshi KOBAYASHI Operating Officer	Deputy Chief Operating Officer for Regional Sales Operations (Japan)	President and Director of Honda Canada Inc.

Hiroshi OSHIMA Operating Officer	General Supervisor for Corporate Communications and Motor Sports	General Supervisor for Corporate Communications and Motor Sports, General Manager of Corporate Communications Division

Tsutomu SAKA Operating Officer	—	General Manager of Hamamatsu Factory

Hiroshi SODA Operating Officer	Chief Operating Officer for Business Support Operations, Chief Officer of Driving Safety Promotion Center	Executive Vice President of Honda North America, Inc., Executive Vice President of American Honda Motor Co., Inc.

Takuji YAMADA Operating Officer	Chief Operating Officer for Power Product Operations	President and Director of Honda Motor Europe (North) GmbH

Yoichi HOJO Operating Officer	Chief Operating Officer for Business Management Operations	General Manager of Automobile Purchasing Division 2

Tsuneo TANAI Operating Officer	President and Director of Honda of America Mfg., Inc.	Executive Vice President of Honda of America Mfg., Inc.

Masahiro YOSHIDA Operating Officer	General Manager of Hamamatsu Factory	General Manager of Human Resources Division

Newly appointed Operating Officers (Effective as of the date of this year’s regularly scheduled general shareholders’ meeting in June)

Name	Responsibilities as of April 1	Current responsibilities
Katsushi WATANABE	General Manager of Kumamoto Factory

Toshiaki MIKOSHIBA	Executive Vice President of Honda Motor Europe Ltd.	General Manager of CS and Auto Sales Development Division of Regional Sales Operations (Japan)

Yohshi YAMANE	Project Leader of a company project

Takashi SEKIGUCHI	Executive Vice President of American Honda Motor Co., Inc.	General Manager of Product Planning and Marketing Office

Takahiro HACHIGO	General Manager of Automobile Purchasing Division 2	Managing Officer of Honda R&D Co., Ltd.

Retiring Operating Officer (To retire on the same day as this year’s regularly scheduled general shareholders’ meeting in June)

Tsutomu SAKA

Changes in Corporate Auditor (Pending approval at this year's regularly scheduled general shareholders' meeting in June)

Name	New Title	Current Title
Toru ONDA	Corporate Auditor	Managing Director

Retiring Corporate Auditors (To retire on the same day as this year's regularly scheduled general shareholders' meeting in June)

Hiroshi OKUBO

Koji MIYAJIMA

Ref.#C08-014

Honda Sets All-Time Record for Auto Production in the Month of January

for Regions Outside Japan and Worldwide

February 26, 2008– Honda Motor Co., Ltd., today announced a summary of automobile production, Japan domestic sales, and export results for the month of January 2008.

<Production>

Production in Japan experienced a year-on-year decrease for the fifth consecutive month (since September 2007).

Production in regions outside of Japan experienced a year-on-year increase for the 30th consecutive month (since August 2005), setting an all-time record for the month of January. This includes record production in North America, the U.S., Europe, Asia, and China.

Worldwide production also experienced a year-on-year increase for the 30th consecutive month (since August 2005), setting an all-time record for the month of January.

<Japan Domestic Market Sales>

Total domestic sales for the month of January 2008 experienced a year-on-year increase for the first time in 13 months (since December 2006).

Due to strong sales of the all-new Fit, new vehicle registrations in January experienced a year-on-year increase for the third consecutive month (since November 2007).

Sales of mini-vehicles in January experienced a year-on-year increase for the first time in 11 months (since February 2007).

<Vehicle registrations - excluding mini-vehicles>

Fit was the industry’s best-selling car among new vehicle registrations for the month of January 2008, with sales of 15,083 units.

<Mini-vehicles - under 660cc>

Life was the industry’s sixth best-selling car among mini-vehicles for the month of January 2008, with sales of 5,936 units.

<Exports from Japan>

Due mainly to a decrease in exports to North America and Europe, total exports from Japan in January 2008 experienced a year-on-year decline for the first time in seven months (since June 2007).

PRODUCTION, SALES and EXPORTS (January 2008)

Worldwide Production

	January
	Units	vs.07
Japan	100,330	-3.7%
Outside of Japan	240,432	+13.3%

Worldwide Total	340,762	+7.7%

Production Outside of Japan

	January
	Units	vs.07
North America	134,068	+5.4%
(USA)	94,742	+5.3%
Europe	23,394	+28.4%
Asia	67,954	+12.5%
(China)	38,175	+7.1%
Others	15,016	137.3%

Overseas Total	240,432	+13.3%

Japan Domestic Market Sales

	January
Vehicle type	Units	vs.07
Registrations	31,859	+40.6%
Mini-Vehicles	12,719	+21.2%

Honda Brand Total	44,578	+34.5%

Exports from Japan

	January
	Units	vs.07
North America	35,488	-8.0%
(USA)	33,863	-8.2%
Europe	7,379	-47.5%
Asia	3,635	+85.6%
Others	14,791	+21.1%

Total	61,293	-8.2%